SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed
Pursuant to Rule 13d-1(a) and Amendments Thereto
Filed Pursuant to Rule 13d-2(a)

    Cenuco, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

    15670X104
(CUSIP Number)

Herbert Henryson II, Esquire
Wolf, Block, Schorr and Solis-Cohen LLP
250 Park Avenue
New York, NY 10177
                              (212) 986-1116
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                          March 16, 2005
(Date of Event that Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: ☐

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Hermes Acquisition Company I LLC 91-2192437
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 3,717,267*
	9.	SOLE DISPOSITIVE POWER -0- Shares
	10.	SHARED DISPOSITIVE POWER -0- Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,717,267*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.26%
14.	TYPE OF REPORTING PERSON OO
*Shares subject to Voting Agreement described in Item 6 of this Schedule 13D.

ITEM 1.    SECURITY AND ISSUER.

This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of Cenuco, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 6421 Congress Avenue, Suite 201, Boca Raton, Florida 33487.

ITEM 2.    IDENTITY AND BACKGROUND.

(a) - (c), (f). This statement is being filed by Hermes Acquisition Company I LLC, a Delaware limited liability company (“Hermes” or the “Filing Person”).

Hermes, through its subsidiaries, Lander Co., Inc. and Lander Co. Canada Limited (collectively, “Lander”), manufactures, markets and distributes value brand health and beauty care products. Lander also produces private label health and beauty care products for certain major retailers.

The business address of the Filing Person is One Palmer Square, Suite 330, Princeton, New Jersey 08542. The name, business address, present principal occupation or employment and citizenship of each executive officer and director of the Filing Person are set forth in Schedule I hereto.

(d) - (e) During the last five years, neither the Filing Person, nor, to the best knowledge of the Filing Person, any of its respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

Pursuant to the terms of the Voting Agreement and Irrevocable Proxy (the “Voting Agreement”) referred to in Item 6 below, Steven Bettinger, the principal stockholder of the Issuer (the “Principal Stockholder”), has granted to Hermes, and any individuals designated by Hermes, a proxy with respect to the 3,717,267 shares of Common Stock to vote such shares on certain matters. The Principal Stockholder entered into the Voting Agreement in order to induce Hermes to enter into the Merger Agreement referred to in Item 6 below.

ITEM 4.    PURPOSE OF TRANSACTION.

The Voting Agreement was entered into by Hermes in connection with the proposed merger (the “Merger”) of a newly formed wholly owned subsidiary of the Issuer with and into Hermes, pursuant to which Hermes will become a wholly owned subsidiary of the Issuer and the members of Hermes will receive shares of Common Stock representing, in the aggregate, 65% of the shares of Common Stock to be outstanding after the Merger.

Consummation of the Merger is subject to certain conditions, including, among other things, approval by the stockholders of the Issuer of (i) the Merger Agreement and (ii) an amendment to the Issuer’s certificate of incorporation to change the name of the Issuer to Lander Co., Inc., or another name approved by the Filing Person and to increase the authorized common stock of the Issuer to 100 million shares of Common Stock. The Merger Agreement provides that the Issuer and Hermes will work together in good faith and use commercially reasonable efforts to (a) list the shares of Common Stock to be issued in the Merger on the American Stock Exchange and (b) maintain the listing of the Common Stock on the American Stock Exchange so long as the Board of Directors of the Issuer shall determine in its good faith business judgment that it is in the best interests of the Issuer and its stockholders to maintain such listing. Upon consummation of the Merger, the Issuer’s current management team will remain as management of the Wireless Data Products and Technology Division and the following persons will join as the principal members of the Issuer’s management team: Joseph A. Falsetti, currently Chief Executive Officer of Lander, will serve as President and Chief Executive Officer of the Issuer and Brian Geiger, currently Chief Financial Officer of Lander, will serve as Chief Financial Officer of the Issuer.

Except as set forth in this Item 4 and as otherwise contemplated by the Merger Agreement referred to in Item 6 below, neither the Filing Person nor, to the best of its knowledge, any of its executive officers or directors, has any plans or proposals that relate to or that result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a) By reason of its execution of the Voting Agreement, Hermes may be deemed to be the beneficial owner of 3,717,267 shares of the Common Stock it has the right to vote on certain matters. Such shares represent approximately 27.26% of the Common Stock outstanding (based upon 13,636,056 shares of Common Stock outstanding as of March 16, 2005 as represented by the Issuer in the Merger Agreement).

Except as set forth in this Item 5(a), neither Hermes nor, to the best of its knowledge, any of its executive officers or directors, owns any shares of Common Stock.

(b) By reason of its execution of the Voting Agreement, Hermes has the power to vote or to direct the vote of 3,717,267 shares of the Common Stock at any meeting of the stockholders of the Issuer, or any adjournment thereof, called with respect to consideration of the Merger Agreement and the transactions contemplated thereby. Hermes does not have the power to vote or to direct the vote of any shares of the Common Stock on any other matter. Hermes presently has no power to dispose or direct the disposition of any of the shares of Common Stock they may be deemed to beneficially own; provided, however, that the Voting Agreement provides that the Principal Stockholder may not directly or indirectly sell, transfer or assign the shares of Common Stock subject to the Voting Agreement without the prior consent of Hermes.

(c) Pursuant to the Voting Agreement, on March 16, 2005, Hermes acquired the right to vote 3,717,267 shares of the Common Stock under certain circumstances. Except as set forth in this Item 5(c), neither Hermes nor, to the best of its knowledge, any of its executive officers or directors, has effected any transactions in the shares of Common Stock during the past 60 days.

(d) None.

(e) Not applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On March 16, 2005, Hermes, the Issuer and Hermes Holding Company, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer, entered into a Merger Agreement providing for the Merger. That same day, Hermes and the Principal Stockholder entered into the Voting Agreement providing for the grant by the Principal Stockholder to Hermes of an irrevocable proxy to vote the 3,717,267 shares of Common Stock owned by the Principal Stockholder at the meeting of the Issuer’s stockholders, or any adjournment thereof, to consider the Merger Agreement and the transactions contemplated thereby.

Copies of the Merger Agreement and the Voting Agreement are attached hereto as Exhibits 1 and 2, respectively, and are incorporated herein by reference.

Except as set forth or incorporated by reference in this Item 6, neither Hermes nor, to the best of its knowledge, any of its executive officers or directors, has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of the Issuer.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1:
Merger Agreement, dated as of March 16, 2005, by and among Cenuco, Inc., Hermes Holding Company, Inc. and Hermes Acquisition Company I LLC (incorporated by reference to Exhibit 2.1 to the the Current Report on Form 8-K filed by Cenuco, Inc. with the Securities and Exchange Commission on March 17, 2005)

Exhibit 2:	Voting Agreement and Irrevocable Proxy, dated as of March 16, 2005, between Steven Bettinger and Hermes Acquisition Company I LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       March 24, 2005

HERMES ACQUISITION COMPANY I LLC

By:         /s/ Joseph A. Falsetti

Exhibit Index

Exhibit No.       Description of Exhibit

1
Merger Agreement, dated as of March 16, 2005, by and among Cenuco, Inc., Hermes Holding Company, Inc. and Hermes Acquisition Company I LLC (incorporated by reference to Exhibit 2.1 to the the Current Report on Form 8-K filed by Cenuco, Inc. with the Securities and Exchange Commission on March 17, 2005)

2	Voting Agreement and Irrevocable Proxy, dated as of March 16, 2005, between Steven Bettinger and Hermes Acquisition Company I LLC

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF
HERMES ACQUISITION COMPANY I LLC

The names, business addresses and present principal occupations or employments of the directors and executive officers of Hermes are set forth below. If no business address is given, the director’s or officer’s address is Lander Co., Inc., One Palmer Square, Suite 330, Princeton, New Jersey 08542. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Lander. All of the persons listed below are citizens of the United. Directors are indicated by an *.

Name and Business Address	Present Principal Occupation or Employment

Joseph A. Falsetti*	Chairman of the Board, President and Chief Executive Officer

Mark I. Massad*	Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

Franco S. Pettinato*	Executive Vice President, Operations

John W. Nabial*	Secretary

Edward J. Doyle* 316 Perry Cabin Drive St. Michaels, MD 21663	Inventment banker and management consultant with Zephyr Ventures LLC

Robert Enck*	Managing Director of Lander Co., Inc.